March 15, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Caesars Entertainment Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 15, 2013.

Very truly yours,

/s/ Timothy R. Donovan
Timothy R. Donovan
Executive Vice President, General Counsel and
Chief Regulatory and Compliance Officer